UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF THE

SECURITIES EXCHANGE ACT OF 1934

For the month of September 2021

Commission File Number 001-35722

TAOPING INC.

(Translation of registrant’s name into English)

Unit 3102, 31/F, Citicorp Centre

18 Whitefield Road, Hong Kong

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F: Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

On September 20, 2021, Taoping Inc. (the “Company”) issued a press release announcing that the Company and the Company’s wholly owned subsidiary, Information Security Technology (China) Co., Ltd. (“IST”) entered into an equity transfer agreement (the “Equity Transfer Agreement”) with Mr. Jianghuai Lin, the sole shareholder of iASPEC Technology Group Co., Ltd., a variable interest entity (“iASPEC”), pursuant to which, IST exercised the option to purchase all of the equity interests in iASPEC. As consideration for the equity interests of iASPEC, the Company agreed to issue 612,245 ordinary shares to Mr. Lin. Upon the closing of the equity transfer, the Company’s existing variable interest entity structure will be dissolved and iASPEC will become a wholly owned indirect subsidiary of the Company. The Amended and Restated Management Services Agreement, entered into by and among IST, Mr. Lin and iASPEC on December 13, 2009, will be automatically terminated then.

Copies of the English Translation of Equity Transfer Agreement and the press release are attached as Exhibit 99.1 and Exhibit 99.2, respectively, to this Report on Form 6-K and are incorporated by reference herein.

This Report on Form 6-K, including Exhibits 99.1 and 99.2, is hereby incorporated by reference into the Company’s Registration Statements on Form S-8 (No. 333-211363 and No. 333-256600) and Form F-3 (No. 333-229323).

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: September 20, 2021	TAOPING INC.

	By:	/s/ Jianghuai Lin
Jianghuai Lin
Chief Executive Officer

EXHIBIT INDEX

Exhibit	Description

99.1	English Translation of Equity Transfer Agreement, dated September 18, 2021
99.2	Press Release, dated September 20, 2021